Mail Stop 4561

March 19, 2010

Shudong Xia, Chief Executive Officer
China TransInfo Technology Corp.
Floor 9, Vision Building
No. 39 Xueyuanlu, Haidian District
Beijing, China 100083

      Re: China TransInfo Technology Corp.
              Form 10-K for the Fiscal Year Ended December 31, 2008
              File No. 001-34134

Dear Mr. Xia:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief